UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hi-Crush Partners LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

428337 109

(CUSIP Number)

August 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON Hi-Crush Proppants LLC 27-3830770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON Avista Capital Partners II GP, LLC 26-2708016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON Avista Capital Partners II, L.P. 26-2708127
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON PN

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON Avista Capital Partners (Offshore) II, L.P. 98-0588109
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,693,643(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON PN

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON Avista Capital Partners (Offshore) II-A, LP 98-0644474
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON PN

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON ACP HIP Splitter, LP 45-2258843
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON PN

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON ACP HIP Splitter (Offshore), LP 45-2259269
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,693,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,693,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 20,693,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 32.5%
14	TYPE OF REPORTING PERSON PN

(1)	Represents 20,693,643 common units representing limited partner interests in Hi-Crush Partners LP. As of September 12, 2016, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP.

(2)	Based on 63,667,519 common units outstanding as of September 12, 2016.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) of the Reporting Persons (as defined below) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on February 17, 2015 (the “Original Schedule 13D”). The Issuer’s principal executive offices are located at Three Riverway, Suite 1350, Houston, Texas 77056. Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a), (f) This Amendment is being filed jointly by:

(i) the “Proppants Reporting Person,” consisting of:

•	Hi-Crush Proppants LLC, a Delaware limited liability company;

and

(ii) the “Avista Reporting Persons,” consisting of:

•	Avista Capital Partners II GP, LLC, a Delaware limited liability company;

•	Avista Capital Partners II, L.P., a Delaware limited partnership;

•	Avista Capital Partners (Offshore) II, L.P., a Bermuda limited partnership;

•	Avista Capital Partners (Offshore) II-A, LP, a Bermuda limited partnership;

•	ACP HIP Splitter, LP, a Delaware limited partnership; and

•	ACP HIP Splitter (Offshore), LP, a Delaware limited partnership.

The Proppants Reporting Person and the Avista Reporting Persons are collectively referred to herein as the “Reporting Persons.”

(b) The principal business office for the Proppants Reporting Person is Three Riverway, Suite 1350, Houston, Texas 77056. The principal business office for each of the Avista Reporting Persons is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on Schedule A attached hereto, which is incorporated in this Amendment by reference.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On August 31, 2016, the Issuer completed its acquisition of all of the outstanding membership interests in Hi-Crush Blair LLC (“Blair”) from Hi-Crush Proppants LLC (“Proppants”) in exchange for (i) cash consideration of $75 million, (ii) 7,053,292 Common Units and (iii) up to $10 million of contingent earnout consideration (the “Blair Dropdown”), pursuant to the terms of the Contribution Agreement, dated August 9, 2016, between the Issuer and Proppants (the “Contribution Agreement”). Blair has 1,285-acres of Northern White reserves, with a plant processing capacity of approximately 2.86 million tons of 20/100 frac sand per year.

As of September 12, 2016, Proppants owned all of the incentive distribution rights, 20,693,643 common units and wholly owns Hi-Crush GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “Issuer GP”). Certain individuals, including officers and directors of Proppants, Blair and the Issuer GP serve as officers and/or directors of one or more of such entities.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes. Hi-Crush Proppants LLC is the sole member of the Issuer GP and has the power to elect all of the members of the board of directors of the Issuer GP.

(a)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The percent of class provided for each reporting person below is based on 63,667,519 common units outstanding as of September 12, 2016.

1.	Hi-Crush Proppants LLC

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

2.	Avista Capital Partners II GP, LLC

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

3.	Avista Capital Partners II, L.P.

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

4.	Avista Capital Partners (Offshore) II, L.P.

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

5.	Avista Capital Partners (Offshore) II-A, LP

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

6.	ACP HIP Splitter, LP

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

7.	ACP HIP Splitter (Offshore), LP

a.	Amount beneficially owned: 20,693,643

b.	Percent of class: 32.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,693,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,693,643

The Reporting Persons beneficially own common units representing limited partner interests in the Issuer. Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P own 58% of the membership interests of Hi-Crush Proppants LLC through ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. Each of Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P. is controlled by Avista Capital Partners II GP, LLC, its general partner. The Avista Reporting Persons may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Hi-Crush Proppants LLC.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Registration Rights Agreement

In connection with the Blair Dropdown, the registration rights agreement was amended by the Second Amendment to Registration Rights Agreement, dated August 31, 2016, by and between the Issuer and Proppants (the “RRA Amendment”). Pursuant to the RRA Amendment, the definition of “Registrable Securities” set forth in the registration rights agreement was revised to incorporate common units representing limited partner interests issued in connection with the Blair Dropdown.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: September 15, 2016

HI-CRUSH PROPPANTS LLC

By:	/s/ Mark C. Skolos
Name:	Mark C. Skolos
Title:	General Counsel and Secretary

AVISTA CAPITAL PARTNERS II GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS II, L.P.

By:	Avista Capital Partners II GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.

By:	Avista Capital Partners II GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.

By:	Avista Capital Partners II GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13D]

ACP HIP SPLITTER, LP

By:	Avista Capital Partners II, L.P.,
its general partner

By	Avista Capital Partners II GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

ACP HIP SPLITTER (OFFSHORE), LP

By:	Avista Capital Partners II, L.P.,
its general partner

By:	Avista Capital Partners II GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13D]

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Avista Capital Partners II GP, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Common Units Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	—
Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States	—
David Burgstahler	President of Avista Capital Partners	(1)	United States	—
David Durkin	Partner of Avista Capital Partners	(1)	United States	—
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Jeff Gunst	Principal of Avista Capital Partners	(2)	United States	—
Greg Evans	Principal of Avista Capital Partners	(2)	United States	—

(1)	c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.
(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.

Avista Capital Managing Member, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Common Units Beneficially Owned
Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States	—
Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States	—
David Burgstahler	President of Avista Capital Partners	(1)	United States	—
David Durkin	Partner of Avista Capital Partners	(1)	United States	—
Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States	—
Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States	—
John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States	—
Jeff Gunst	Principal of Avista Capital Partners	(2)	United States	—
Greg Evans	Principal of Avista Capital Partners	(2)	United States	—

(1)	c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.

Hi-Crush Proppants LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Common Units Beneficially Owned
Robert Rasmus	Chief Executive Officer and Director of Hi-Crush	(1)	United States	58,689
James Whipkey	Chairman of the Board of Hi-Crush	(1)	United States	100
Jay Alston	Chief Operating Officer and Director of Hi-Crush	(1)	United States	—
Laura Fulton	Chief Financial Officer of Hi-Crush	(1)	United States	11,000
Mark Skolos	General Counsel and Secretary of Hi-Crush	(1)	United States	—
Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States	—
John Huff	Chairman of Oceaneering International. Inc.	(3)	United States	174,066
Trevor Turbidy	Energy Industry Advisor of Avista Capital Partners	(2)	United States	—
Greg Evans	Principal of Avista Capital Partners	(2)	United States	—

(1)	c/o Hi-Crush Proppants LLC, Three Riverway, Suite 1350, Houston, Texas 77056.
(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.
(3)	11911 FM 529, Houston, Texas 77041.